NEWS RELEASE RUBICON	MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-08 May 2, 2006

RUBICON MINERALS SIGNS $4 MILLION OPTION DEAL WITH CROSSHAIR
- Crosshair Exploration and Mining Corp to spend $750,000 at Golden Promise project in first year -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that Rubicon Minerals has optioned its Golden Promise project, located in north central Newfoundland to Crosshair Exploration & Mining Corporation (“Crosshair”). Exploration by Rubicon at Golden Promise has documented a new gold-bearing environment within sedimentary rocks of the Victoria Lake Group. Significant gold-bearing quartz veins have been identified at the Jaclyn, Jaclyn North, Jaclyn South and Christopher Zones

Of 30 holes drilled to test the Jaclyn Main Zone, 20 intersected visible gold-bearing quartz vein(s). Intersections include 17.69 g/t gold over 2.30 metres, 16.57 g/t gold over 2.00 metres and 14.85 g/t gold over 2.25 metres (see news releases dated September 19, 2002 and December 11, 2003 for complete results). The Jaclyn Main Zone is currently defined over a strike length of 375 metres and to a vertical depth of 192 metres and is open at depth and along strike. Three additional gold-bearing vein zones were discovered at Jaclyn North Zone, Jaclyn South Zone and the Christopher Zone that require follow-up definition drilling. This, together with Crosshair’s Snow White discovery at the adjoining South Golden Promise project (also under option from Rubicon), underscores the regional gold potential of the overall Golden Promise claim group.

David Adamson said "We are pleased to welcome Crosshair as a continuing partner in Newfoundland. Rubicon believes that partnering the Golden Promise Project is an important part of the Newfoundland-focused company which will be formed when Rubicon completes the recently announced spinout of assets. Together with our 100% owned H-Pond gold project and base metal assets, this new company will have a strong asset base to offer investors upside as the projects are advanced.”

Under the terms of the agreement, Crosshair must spend $4.0 million over four years, including $750,000 firm in the first year, make share payment payments totaling 80,000 shares including 20,000 shares firm in the first year and make underlying property payments, to earn a 60% interest in the project. Post vesting, the first year budget will be capped at $2 million unless increased by mutual consent.  This agreement is subject to any applicable regulatory approvals.

Work on the Golden Promise Gold Project was carried out under the supervision of David A. Copeland, M.Sc., P.Geol., Qualified Person as defined under National Instrument 43-101.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. As part of its diverse asset base, Rubicon holds a 39.6% interest in a private B.C. corporation, Africo Resources Ltd. A feasibility study is nearing completion at Africo’s high-grade copper/cobalt Kalukundi project in the DRC. To achieve maximum value for its assets, Rubicon recently announced plans to spinout its assets into three public vehicles.

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.